Exhibit 99.1
Unaudited IFRS Condensed Consolidated Interim Financial Statements as of and for the three months ended March 31, 2023.

Condensed Consolidated Interim Statement of Operations	2
Condensed Consolidated Interim Statement of Comprehensive Loss	3
Condensed Consolidated Interim Balance Sheet	4
Condensed Consolidated Interim Statement of Changes in Equity	5
Condensed Consolidated Interim Statement of Cash Flows	6
Notes to the Condensed Consolidated Interim Financial Statements	7

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Operations
(in KUSD except for per share data)

		For the Three Months Ended March 31,
	Note	2023	2022
Product revenues, net	5	18,953	16,498
License revenues and royalties	5	39	30,000
Total revenue		18,992	46,498

Operating expense
Cost of product sales	7	(590)	(529)
Research and development expenses	7	(39,480)	(48,952)
Selling and marketing expenses	7	(15,351)	(18,370)
General and administrative expenses	7	(15,143)	(19,011)
Total operating expense		(70,564)	(86,862)
Loss from operations		(51,572)	(40,364)

Other income (expense)
Financial income		2,304	18,308
Financial expense	12, 13, 14, 17	(10,417)	(9,217)
Non-operating (expense) income	8	(3)	13,442
Total other (expense) income		(8,116)	22,533
Loss before taxes		(59,688)	(17,831)
Income tax benefit		262	1,170
Net loss		(59,426)	(16,661)

Net loss attributable to:
Owners of the parent		(59,426)	(16,661)

Net loss per share, basic and diluted	19	(0.74)	(0.22)
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Comprehensive Loss
(in KUSD)

		For the Three Months Ended March 31,
	Note	2023	2022
Net Loss		(59,426)	(16,661)

Other comprehensive income (loss)
Items that may be reclassified to profit and loss
Currency translation differences		141	(158)
Share of other comprehensive loss in joint venture		(256)	—
Total items that may be reclassified to profit and loss		(115)	(158)
Other comprehensive loss for the period		(115)	(158)
Total comprehensive loss for the period		(59,541)	(16,819)

Total comprehensive loss attributable to:
Owners of the parent		(59,541)	(16,819)

The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Balance Sheet
(in KUSD)

	Note	March 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	13	310,547	326,441
Accounts receivable, net	5	24,037	72,971
Inventory	9	18,250	18,564
Other current assets		27,173	28,039
Total current assets		380,007	446,015
Non-current assets
Property, plant and equipment		4,484	3,261
Right-of-use assets	12	11,224	6,720
Intangible assets	10	13,586	14,360
Interest in joint venture	11	29,533	31,152
Deferred tax asset		27,605	26,757
Other long-term assets		1,233	903
Total non-current assets		87,665	83,153

Total assets		467,672	529,168

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		8,694	12,351
Other current liabilities		57,412	73,035
Lease liabilities, short-term	12	1,447	1,097
Senior secured term loans, short-term	13	13,533	12,474
Total current liabilities		81,086	98,957
Non-current liabilities
Senior secured term loans, long- term	13	97,011	97,240
Warrant obligations	13, 15	516	1,788
Deferred royalty obligation, long-term	17	216,551	212,353
Deferred gain of joint venture	11	23,539	23,539
Lease liabilities, long-term	12	10,955	6,564
Other long-term liabilities		329	—
Total non-current liabilities		348,901	341,484

Total liabilities		429,987	440,441

Equity attributable to owners of the parent
Share capital		7,312	7,312
Share premium		1,007,843	1,007,452
Treasury shares		(645)	(679)
Other reserves	16	163,501	155,683
Cumulative translation adjustments		(215)	(356)
Accumulated losses		(1,140,111)	(1,080,685)
Total equity attributable to owners of the parent		37,685	88,727

Total liabilities and equity		467,672	529,168
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Changes in Equity
(in KUSD)
For the Three Months Ended March 31, 2023

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
January 1, 2023		7,312	1,007,452	155,683	(679)	(356)	(1,080,685)	88,727

Loss for the period		—	—	—	—	—	(59,426)	(59,426)

Translation adjustment		—	—	—	—	141	—	141
Investment in joint venture		—	—	(256)	—	—	—	(256)
Total other comprehensive (loss) income		—	—	(256)	—	141	—	(115)

Total comprehensive (loss) income for the period		—	—	(256)	—	141	(59,426)	(59,541)

Vestings of RSUs		—	(23)	—	23	—	—	—
Issuance of shares, 2022 Employee Stock Purchase Plan	16	—	414	—	11	—	—	425
Share-based compensation expense	16	—	—	8,074	—	—	—	8,074
Total transactions with owners		—	391	8,074	34	—	—	8,499

March 31, 2023		7,312	1,007,843	163,501	(645)	(215)	(1,140,111)	37,685

For the Three Months Ended March 31, 2022

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
January 1, 2022		6,445	981,827	102,646	(128)	183	(924,885)	166,088

Loss for the period		—	—	—	—	—	(16,661)	(16,661)

Translation adjustment		—	—	—	—	(158)	—	(158)
Total other comprehensive loss		—	—	—	—	(158)	—	(158)

Total comprehensive loss for the period		—	—	—	—	(158)	(16,661)	(16,819)

Vestings of RSUs		—	(9)	—	9	—	—	—
Share-based compensation expense	16	—	—	13,398	—	—	—	13,398
Total transactions with owners		—	(9)	13,398	9	—	—	13,398

March 31, 2022		6,445	981,818	116,044	(119)	25	(941,546)	162,667

The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Cash Flows (in KUSD)

		For the Three Months Ended March 31,
	Note	2023	2022
Cash used in operating activities
Loss for the period		(59,426)	(16,661)
Adjustments for non-monetary items:
Share-based compensation expense	16	8,074	13,398
Impairments of assets	9	146	—
Depreciation of property, plant and equipment		249	261
Amortization of intangible assets	10	52	26
Impairment of intangible assets	10	743	—
Depreciation of right-of-use assets	12	393	307
Gain from reversal of inventory impairment charges	9	—	(361)
Share of results in joint venture	8, 11	1,363	2,502
Deferred income taxes		(848)	(3,856)
Change in defined benefit pension liability		—	72
Convertible loans, derivatives, change in fair value	8, 14	—	(15,855)
Warrant obligations, change in fair value	8, 13, 15	(1,272)	—
Employee stock purchase plan deductions	16	244	—
Financial income	18	(2,304)	(18,307)
Financial expense	8, 13, 14, 17	10,291	9,165
Exchange differences		18	(63)
Operating loss before working capital changes		(42,277)	(29,372)
Decrease in accounts receivable, net		48,901	3,466
Increase in inventory		(175)	(355)
Decrease (increase) in other current assets		55	(1,065)
(Decrease) increase in accounts payable		(3,663)	4,383
Increase in income taxes		587	2,686
Decrease in other liabilities and other payables		(12,090)	(10,666)
Cash used in operating activities		(8,662)	(30,923)

Interest paid	13	(3,841)	(1,838)
Interest received		2,795	18
Interest expense on lease obligations	12	126	52
Payments made under royalty financing transaction	17	(4,885)	(1,191)
Tax paid		(304)	—
Net cash used in operating activities		(14,771)	(33,882)

Cash used in investing activities
Payment for purchase of property, plant and equipment		(996)	(229)
Payment for purchase of intangible assets	10	(20)	(889)
Payment for deposits		—	(330)
Net cash used in investing activities		(1,016)	(1,448)

Cash provided by (used in) financing activities
Principal portion of lease obligation payments	12	(196)	(258)
Net cash provided by (used in) financing activities		(196)	(258)
Net decrease in cash and cash equivalents		(15,983)	(35,588)
Exchange losses on cash and cash equivalents		89	(82)
Cash and cash equivalents at beginning of the period		326,441	466,544
Cash and cash equivalents at end of the period		310,547	430,874
Supplemental Non-Cash Investing Information
Capital expenditures recorded in Accounts payable		411	—
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) – in KUSD except for share and per share data
1.Corporate information
ADC Therapeutics SA (the “Company” or “ADCT”) was incorporated on June 6, 2011 under the laws of Switzerland. The registered office of the Company is located at Route de la Corniche 3B, 1066 Epalinges, Switzerland. The Company controls three wholly-owned subsidiaries: ADC Therapeutics America, Inc. (“ADCT America”), which was incorporated in Delaware, USA on December 10, 2014, ADC Therapeutics (UK) Ltd (“ADCT UK”), which was incorporated in England on December 12, 2014 and ADC Therapeutics (NL) B.V. which was incorporated in the Netherlands on February 25, 2022. The Company and its three subsidiaries form the ADCT Group (the “Group”).
The Group is focused on the development and commercialization of antibody drug conjugates (“ADCs”), including research, development, human clinical trials, regulatory approval and commercialization. On April 23, 2021, the U.S. Food and Drug Administration (“FDA”) approved ZYNLONTA for the treatment of relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”) and the Company commenced recognizing revenue upon the sale of ZYNLONTA during the second quarter of 2021. ADCs are drug constructs which combine monoclonal antibodies specific to particular types of cells with cytotoxic molecules or warheads which seek to kill cancer cells to which the ADC attaches. ADCs have extensive potential therapeutic applications in cancer.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 9, 2023.
Going concern basis
ADCT is a commercial-stage company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. The Group’s success may also depend on its ability to:
•establish and maintain a strong patent position and protection;
•develop, gain regulatory approval and commercialize drug products;
•enter into collaborations with partners in the pharmaceutical industry;
•acquire and retain key personnel; and
•acquire additional funding to support its operations.
Since its incorporation, the Group has primarily funded its growth through capital increases and additional funds provided by research collaborations, license agreements, the issuance of the Company’s common shares, the issuance of convertible loans, the issuance of term loans and proceeds from a royalty purchase agreement. The Group does not have recourse to bank loans. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans, other than, pursuant to the senior secured term loan facility, it must maintain a balance of at least USD 60.0 million in cash and cash equivalents plus any accounts payable that are greater than ninety days old at the end of each quarter.
As of March 31, 2023, the Group’s cash and cash equivalents amounted to USD 310.5 million (December 31, 2022: USD 326.4 million).
Management believes that the Group has sufficient resources to meet its financial obligations for at least the next 12 months from the date of issuance of these unaudited condensed consolidated interim financial statements and, as a result, is presenting these unaudited condensed consolidated interim financial statements of the Group on a going concern basis.

2.Basis of preparation
Statement of Compliance
These unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2023 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2022.
Functional and reporting currency
These unaudited condensed consolidated interim financial statements are presented in United States Dollars (“USD” or “$”), which is the Company’s functional currency and the Group’s reporting currency.
A subsidiary of the Company, ADCT UK, has a functional currency of the British Pound (“GBP”). The following exchange rates have been used for the translation of the financial statements of ADCT UK:

	Three Months Ended March 31,
	2023	2022
USD / GBP
Closing rate, GBP 1	1.23681	1.31336
Weighted average exchange rate, GBP 1	1.23708	1.34361

Basis of Consolidation
The unaudited condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company which are the same as those contained in the audited consolidated financial statements as of and for the year ended December 31, 2022.

Use of estimates and judgements
The preparation of the unaudited condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Estimates are based on management’s knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty included those that applied to the consolidated financial statements for the year ended December 31, 2022. There have been no material changes to the use of estimates and judgements other than those described in note 3, "Significant accounting policies."

3.Significant accounting policies
The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended December 31, 2022 and have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements, except for the following:
Revenue Recognition
Product Revenue

The Company generates revenue from sales of ZYNLONTA in the U.S. for the treatment of relapsed or refractory DLBCL, which was approved by the FDA on April 23, 2021 and launched shortly thereafter. Revenue is recognized when control is transferred to the customer at the net selling price, which includes reductions for gross-to-net (“GTN”) sales adjustments such as government rebates, chargebacks, distributor service fees, other rebates and administrative fees, sales returns and allowances and sales discounts.

On November 15, 2021, the Infrastructure Investment and Jobs Act was enacted, which added a requirement for manufacturers of certain single-source drugs (including biologics and biosimilars) separately paid for under Medicare Part B for at least 18 months and marketed in single-dose containers or packages (known as refundable single-dose container or single-use package drugs) to provide annual refunds if those portions of the dispensed drug that are unused and discarded exceed an applicable percentage defined by statute or regulation. The Centers for Medicare & Medicaid Services (the “CMS”) finalized regulations to implement this section on November 18, 2022, and the provision went into effect on January 1, 2023.

The Company has accounted for this annual refund (“discarded drug rebate”) as a GTN sales adjustment beginning in the first quarter of 2023. The discarded drug rebate will involve significant estimates and judgment after considering factors including legal interpretations of applicable laws and regulations, historical experience with discarded volumes and processing time lags.

The Company will use information from external sources to identify the Company’s discarded volumes and estimate the discarded drug rebate. The Company’s estimates are subject to inherent limitations of estimates that rely on third-party information and reflect other limitations including lags between the date as of which third-party information is generated and the date on which the Company receives third-party information. Estimates for the discarded drug rebate will be assessed each period and adjusted as required to revise information or actual experience.
New and amended IFRS standards
There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2023, that are relevant to the Group. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, are not listed here.

4.Financial risk management
4.1Financial risk factors
The Group’s activities are exposed to a variety of financial risks: market risk (including changes in the Company’s share price, exposure to fluctuation in currency exchange rates and exposure to interest rate movements), credit risk and liquidity risk.
The unaudited condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as of December 31, 2022. In relation to the royalty purchase agreement with entities managed by Healthcare Royalty Management, LLC ("HCR"), the Company is obligated to pay interest in the form of royalties in connection with certain net sales and licensing revenue. As the effective interest rate ("EIR") on the deferred royalty obligation does not depend on market performance, the exposure to interest rate and market risk is deemed low. See note 17, “Deferred royalty obligation” for further information. In regards to the senior secured term loans, the interest rate is variable and dependent upon market factors. The Company will update the EIR at the end of each reporting period for changes in the rate. See note 13, "Senior secured term loan facility and warrants" for further information. A hypothetical 100 basis point increase (decrease) in the interest rate as of March 31, 2023 would have increased (decreased) the effective interest expense associated with the Company's senior secured term loan facility by KUSD 676 and (KUSD 676), respectively. There have been no other material changes in financial risk management since December 31, 2022.
4.2Fair value estimation
As of March 31, 2023, the carrying amount is a reasonable approximation of fair value for the following financial assets and liabilities:
•Cash and cash equivalents
•Trade accounts receivable; and
•Trade accounts payable
In the three months ended March 31, 2023, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and financial liabilities.
Fair values must be estimated at the end of each reporting period with regard to the senior secured term loan warrant obligation and the Deerfield warrants. The approach to valuation follows the grant date fair value principle, and the key input factors are described for the senior secured term loan facility warrant obligation in note 13, "Senior secured term loan facility and warrants" and for the Deerfield warrants in note 15, "Deerfield warrants." Commonly accepted pricing models (Black-Scholes) have been used to calculate the fair values. The valuation of the senior secured term loan facility warrant obligation and Deerfield warrants are classified as pertaining to Level 2 of the valuation hierarchy. The convertible loan derivatives previously were classified as pertaining to Level 3 of the valuation hierarchy and were extinguished on August 15, 2022. See note 14, "Convertible loans" for further information. The Company no longer has any inputs pertaining to level 3 of the valuation hierarchy set out below.
The different levels of the valuation hierarchy have been defined as follows:
(a)Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(b)Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices);
(c)Level 3: inputs for the asset or liability that are not based on observable market data.
There were no transfers between the respective levels during the period.

5.Revenue recognition
The table below provides a disaggregation of revenues by type of service and customer location for the three months ended March 31, 2023 and March 31, 2022.

	Three months ended March 31,
(in KUSD)	2023	2022
Types of goods and services
Product revenue, net	18,953	16,498
License revenues	—	30,000
Royalties	39	—
Total revenue	18,992	46,498

Customer Location
U.S.	18,953	16,498
EMEA(1)	39	—
Japan	—	30,000
Total revenue	18,992	46,498

(1) Europe, the Middle East and Africa

Product revenue, net
Product revenues, net from sales of ZYNLONTA were KUSD 18,953 and KUSD 16,498 for the three months ended March 31, 2023 and 2022, respectively. The Company records its best estimate of GTN sales adjustments to which customers are likely to be entitled.
The table below provides a rollforward of the Company’s accruals related to the GTN sales adjustments for the three months ended March 31, 2023 and March 31, 2022.

	Three months ended March 31,
(in KUSD)	2023	2022
Beginning balance	3,746	2,590
GTN sales adjustments for current period sales	5,616	3,491
GTN sales adjustments for prior period sales	(648)	(192)
Credits, payments and reclassifications to Accounts payable	(4,352)	(1,763)
Ending balance as of March 31,	4,362	4,126
The table below provides the classification of the accruals related to the GTN sales adjustment included in the Company’s unaudited condensed consolidated interim balance sheet as of March 31, 2023 and December 31, 2022.

(in KUSD)	As of March 31, 2023	As of December 31, 2022
Accounts receivable, net	1,688	2,151
Other current liabilities	2,674	1,595
	4,362	3,746

License revenues and royalties
On January 18, 2022, the Company entered into an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, the Company received an upfront payment of USD 30 million and may receive up to an additional USD 205 million in milestones if certain development and commercial events are achieved. The Company will also be entitled to receive royalties ranging in percentage from the high teens to the low twenties based on net sales of ZYNLONTA in Japan. MTPC will conduct clinical studies of ZYNLONTA in Japan and will have the right to participate in any global clinical studies by bearing a portion of the study costs. In addition, the Company will supply ZYNLONTA to MTPC for its drug development and commercialization under a supply agreement.

On July 8, 2022, the Company entered into exclusive license agreement with Sobi for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications outside of the U.S., greater China, Singapore and Japan. Under the terms of the agreement, the Company received an upfront payment of USD 55 million and is eligible to receive up to USD 382.5 million in regulatory and net sales-based milestones, of which USD 50 million in license revenue was recognized in December 2022 upon approval of a Marketing Authorisation Application by the European Commission for ZYNLONTA in third-line DLBCL and received in the first quarter of 2023. The Company will also receive royalties ranging in percentage from the mid-teens to the mid-twenties based on net sales of the product in Sobi’s licensed territories, subject to certain adjustments. The Company recognized a de minimus amount of revenue attributable to royalties in the Sobi licensed territories during the three months ended March 31, 2023.
6.Segment information
The Company is managed and operated as one business. A single management team that reports to the chief executive officer comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one operating segment.

7.Operating expense
The following table provides the unaudited condensed consolidated interim statement of operations classification of the Company's total operating expense:

(in KUSD)	Three months ended March 31,
	2023	2022
Cost of product sales	590	529

R&D
External costs (1)	21,654	29,168
Employee expenses (2)	17,826	19,784
R&D expense	39,480	48,952

S&M
External costs (3)	7,360	8,911
Employee expenses (2)	7,991	9,459
S&M expense	15,351	18,370

G&A
External costs (1)	4,538	7,639
Employee expenses (2)	10,605	11,372
G&A expense	15,143	19,011
Total operating expense	70,564	86,862
(1) Includes depreciation expense
(2) Includes share-based compensation expense
(3) Includes depreciation expense for Property, plant and equipment for the three months ended March 31, 2023 and 2022.

R&D external costs decreased as a result of carefully weighing Cami against the rest of the Company's portfolio in terms of resource allocation, and deciding not to proceed on our own and to seek a partner to continue developing this program within this high unmet need patient segment. The Company also had lower clinical trial costs for closed studies LOTIS 3, LOTIS 6 and LOTIS 8, as well as lower manufacturing expenses related to IND-enabling work for ADCT 212. The decrease in external costs was partially offset by an increase in clinical trial costs for LOTIS 5, LOTIS 10 and LOTIS 9, as well as an increase in chemistry, manufacturing and controls expenses, as those studies progressed. Employee expense decreased for the three months ended March 31, 2023 primarily due to lower share-based compensation expense.

The decrease in S&M expenses in the three months ended March 31, 2023 was primarily due to lower spend on marketing, analytics and expenses in the European Union relating to the commercial launch of ZYNLONTA of USD 1.7 million, as well as lower share-based compensation expense of USD 1.3 million due to fluctuations in our share price.
The decrease in G&A expenses in the three months ended March 31, 2023 was primarily due to lower professional fees, including those fees associated with the license agreement entered into with MTPC, which were incurred during the three months ended March 31, 2022. Employee expense for the three months ended March 31, 2023 decreased primarily as a result of lower share-based compensation expense due to employee transitions and fluctuations in our share price, partially offset by higher wages and benefits.

8.Non-operating (expense) income

		Three months ended March 31,
(in KUSD)	Note	2023	2022
Convertible loans, derivatives, change in fair value income	14	—	15,855
Deerfield warrant obligation, change in fair value income	15	616	—
Senior secured term loan facility, warrants, change in fair value income	13	656	—
Share of results with joint venture	11	(1,363)	(2,502)
Exchange differences (loss) gain		(52)	81
R&D tax credit		140	8
Non-operating (expense) income		(3)	13,442
Convertible loans, derivatives, change in fair value income
Changes in derivative fair values are explained in note 14, “Convertible loans.” Pursuant to the Facility Agreement with Deerfield, the Company drew down the Deerfield First Tranche of the convertible loans amounting to USD 65.0 million on May 19, 2020. Additionally, in connection with the FDA approval of ZYNLONTA, the Company drew down the Deerfield Second Tranche of convertible loans amounting to USD 50.0 million on May 17, 2021. On August 15, 2022, pursuant to the exchange agreement with Deerfield, Deerfield exchanged USD 115.0 million aggregate principal amount of the Company's senior secured convertible notes for warrants to purchase an aggregate of 4,412,840 common shares, an aggregate of 2,390,297 common shares and cash equal to USD 117.3 million.
Deerfield warrant obligation, change in fair value income
Pursuant to an exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to purchase an aggregate of 4,412,840 common shares. The Deerfield warrant obligation has been recorded at its initial fair value and is remeasured to fair value at the end of each reporting period. Changes in fair value of the Deerfield warrant obligation are explained in note 15, "Deerfield warrants."
Senior secured term loan facility, warrants, change in fair value income
The Company has accounted for the First Tranche of the senior secured term loan and warrants as one hybrid financial instrument, with the USD 120 million proceeds separated into two components: a warrant obligation and a loan. The warrant obligation has been recorded at its initial fair value and is remeasured to fair value at the end of each reporting period. Changes in fair value of the warrant obligation are explained in note 13, "Senior secured term loan facility and warrants."
Share of results with joint venture
In connection with the formation of Overland ADCT BioPharma in December 2020, the Company recorded its proportionate share of Overland ADCT BioPharma’s comprehensive loss. See note 11, “Interest in joint venture.”
Exchange differences (loss) gain
Also included in non-operating (expense) income are favorable or unfavorable Exchange differences. The Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Exchange differences represent gain or (loss) based on favorable or unfavorable changes in foreign currencies.
R&D tax credit
The Company recognizes as income (expense) amounts received and receivable by its subsidiary, ADCT UK, under the United Kingdom’s R&D Expenditure Credit scheme (“UK R&D Credit Scheme”). The grants represent 13% and 12% of eligible expenditures for the three months ended March 31, 2023 and March 31, 2022, respectively. The claims are payable through the tax system, as a refund of corporation tax or of other taxes, including income tax and social security payments deducted at source from qualifying (research) employees’ payroll and VAT. The relevant amounts have been therefore presented net in the balance sheet. As the credit is independent of ADCT UK’s taxable profit, is clearly designed to incentivize companies to invest in R&D activities and is itself taxable income, the Group has recognized the income as government grants within non-operating (expense) income and not as a credit to income tax expense.

9.Inventory
Inventory as of March 31, 2023 and December 31, 2022 consisted of the following:

(in KUSD)	As of March 31, 2023	As of December 31, 2022
Work in process	17,961	18,165
Finished goods	289	399
Total inventory	18,250	18,564

During the three months ended March 31, 2022, the Company reversed KUSD 361 of previously recorded impairment charges in accordance with its accounting policy, based on the existence of inventory on hand and estimated demand, as well as expiration dating. The reversal of impairment charges was recorded as a gain to R&D expenses in the Company’s unaudited condensed consolidated interim statement of operation. Impairment charges of KUSD 146 was recognized and charged to cost of product sales in the unaudited condensed consolidated interim statement of operations during the three months ended March 31, 2023.
10.Intangible assets
During the three months ended March 31, 2023, the Company did not capitalize any license fees as intangible assets. During the three months ended March 31, 2022, the Company capitalized:

•    KUSD 195 paid upon the successful completion of in-vivo efficacy studies related to a license with a third party to use their specific binding proteins in the development, manufacturing and commercialization of products. The amount was capitalized as an indefinite-lived intangible asset.

During the three months ended March 31, 2023, the Company decided to terminate a program. Consequently, impairment charges of KUSD 743 (corresponding to the entire carrying amount of the capitalized licenses) was recognized and charged to R&D expenses in the unaudited condensed consolidated interim statement of operations. No impairment losses were recognized during the three months ended March 31, 2022. The Company performs an assessment at the end of each period to determine whether there is any indication that an intangible asset may be impaired. The Company identified one indicator of impairment during the three months ended March 31, 2023. The Company evaluated further and concluded there were no impairments, other than the terminated program.

The table below provides a rollforward of the Company’s intangible assets as of March 31, 2023 and 2022.

(in KUSD)	Indefinite lived		Definite lived
Cost	Licenses	Internal development costs	Internal development costs	Licenses	Software	Total
January 1, 2023	13,680	—	954	1,052	278	15,964
Additions	—	—	—	—	20	20
Exchange differences	—	—	—	—	3	3
March 31, 2023	13,680	—	954	1,052	301	15,987

Accumulated Amortization
January 1, 2023	(1,295)	—	—	(125)	(184)	(1,604)
Amortization charge	—	—	(19)	(19)	(14)	(52)
Impairment charge	(743)	—	—	—	—	(743)
Exchange differences	—	—		—	(2)	(2)
March 31, 2023	(2,038)	—	(19)	(144)	(200)	(2,401)

Net book amount as of March 31, 2023	11,642	—	935	908	101	13,586

Cost
January 1, 2022	12,985	631	—	1,052	176	14,844
Additions	195	82	—	—	19	296
Exchange differences	—	—	—	—	(1)	(1)
March 31, 2022	13,180	713	—	1,052	194	15,139

Accumulated Amortization
January 1, 2022	(1,069)	—	—	(50)	(143)	(1,262)
Amortization charge	—	—	—	(19)	(7)	(26)
March 31, 2022	(1,069)	—	—	(69)	(150)	(1,288)

Net book amount as of March 31, 2022	12,111	713	—	983	44	13,851

11.Interest in joint venture
The Company is invested in a joint venture company, Overland ADCT BioPharma, with Overland Pharmaceuticals (“Overland”), to develop and commercialize one of the Company’s ADC products, ZYNLONTA, and three of the Company’s ADC product candidates, ADCT-601, ADCT-602 and ADCT-901, in greater China and Singapore. The table below provides a rollforward of the Company’s interest in Overland ADCT BioPharma as of March 31, 2023 and 2022, respectively.

(in KUSD)
Interest in joint venture
January 1, 2023	31,152
Share of comprehensive loss in joint venture	(1,619)
March 31, 2023	29,533

January 1, 2022	41,236
Share of comprehensive loss in joint venture	(2,502)
March 31, 2022	38,734
As of March 31, 2023, the deferred gain of USD 23.5 million arising from the Company’s contribution for its equity investment in the joint venture remained unchanged from December 31, 2022. The Company’s carrying value of its investment in a joint venture increases or decreases in relation to the Company’s proportionate share of comprehensive income or loss of the joint venture. When the Company’s share of losses of a joint venture exceeds the Company’s interest in that joint venture less the carrying value of the deferred gain described above, the Company ceases to recognize its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture.
The tables below provide summarized financial information for Overland ADCT BioPharma that is material to the Company. The following information reflects the amounts presented in the financial statements of Overland ADCT BioPharma and not the Company’s share of those amounts.

(in KUSD)	As of
Summarized Balance Sheet	March 31, 2023	December 31, 2022
Cash and cash equivalents	14,977	19,261
Prepaid and other current assets	79	2
Intangible assets	48,039	49,249
Total liabilities	(2,408)	(3,062)
Net assets	60,687	65,450

Summarized Statement of Comprehensive Loss	Three months ended March 31,
	2023	2022
Operating expenses	3,653	4,791
Other expense (income)	274	(42)
Net loss	3,927	4,749

12.Leases
The table below provides a rollforward of the Company's right-of-use assets as of March 31, 2023 and 2022, respectively.

(in KUSD)
Right-of-Use Assets	Properties (Offices)	Vehicles	Total
Cost
January 1, 2023	9,311	134	9,445
Additions	4,818	—	4,818
Exchange difference	104	—	104
March 31, 2023	14,233	134	14,367

Accumulated depreciation
January 1, 2023	(2,642)	(83)	(2,725)
Depreciation charge	(385)	(8)	(393)
Exchange difference	(25)	—	(25)
March 31, 2023	(3,052)	(91)	(3,143)

Net book amount as of March 31, 2023	11,181	43	11,224

Cost
January 1, 2022	9,005	134	9,139
Exchange difference	(145)	—	(145)
March 31, 2022	8,860	134	8,994

Accumulated depreciation
January 1, 2022	(1,925)	(50)	(1,975)
Depreciation charge	(299)	(8)	(307)
Exchange difference	14	—	14
March 31, 2022	(2,210)	(58)	(2,268)

Net book amount as of March 31, 2022	6,650	76	6,726

On January 30, 2023, the Company expanded the square footage of its existing lease related to its U.K. office. The lease commenced on January 30, 2023 and expires on January 27, 2031, and includes an option to terminate early on January 26, 2026. The Company is reasonably certain it will not terminate the lease early and therefore will account for the lease using an eight-year lease term. Total rent payments including service charges through January 27, 2031 are USD 7.6 million.

Depreciation of right-of-use assets have been charged to the following categories in the unaudited condensed consolidated interim statement of operations. Depreciation expense for S&M expenses was not material for any of the periods presented.

	Three months ended March 31,
(in KUSD)	2023	2022
R&D expenses	331	245
G&A expenses	62	62
	393	307

The table below provides a rollforward of the Company's lease liabilities as of March 31, 2023 and 2022, respectively.

(in KUSD)
Lease liabilities	Properties (Offices)	Vehicles	Total
January 1, 2023	7,607	54	7,661
Additions	4,818	—	4,818
Cash outflow (including interest)	(313)	(9)	(322)
Interest	126	—	126
Exchange difference	109	10	119
March 31, 2023	12,347	55	12,402

January 1, 2022	7,898	125	8,023
Cash outflow (including interest)	(301)	(9)	(310)
Interest	51	1	52
Exchange difference	(134)	(36)	(170)
March 31, 2022	7,514	81	7,595

March 31, 2023
Lease liabilities (short-term)	1,411	36	1,447
Lease liabilities (long-term)	10,936	19	10,955
Total lease liabilities	12,347	55	12,402

March 31, 2022
Lease liabilities (short-term)	946	35	981
Lease liabilities (long-term)	6,568	46	6,614
Total lease liabilities	7,514	81	7,595

13.Senior secured term loan facility and warrants
Oak Tree and Owl Rock Warrant Obligations

During the three months ended March 31, 2023, the Company recognized income of KUSD 656 as a result of changes in the fair value of the warrant obligations. The fair value of the warrant obligations as of March 31, 2023 and December 31, 2022 was KUSD 339 and KUSD 995, respectively. The decrease in fair value of the warrant obligation from December 31, 2022 to March 31, 2023 was primarily due to the decrease in the fair value of the underlying shares during that period, which was recorded directly to Non-operating (expense) income in the unaudited condensed consolidated interim statement of operations. See note 8, "Non-operating (expense) income" for further information.

The Company used an independent valuation firm to assist in calculating the fair value of the warrant obligations, using the Black-Scholes option-pricing model. Key inputs for the valuation of the warrant obligations as of March 31, 2023 were as follows:

	As of	As of
	March 31, 2023	December 31, 2022
Exercise price in USD	8.30	8.30
Share price in USD	1.95	3.84
Risk-free interest rate	3.7%	4.0%
Expected volatility	80%	80%
Expected term (months)	52.5 months	55.5 months
Dividend yield	—	—
Black-Scholes value in USD	0.64	1.89

Senior Secured Term Loan

For the three months ended March 31, 2023, the Company recorded interest expense on the senior secured term loan in the amount of KUSD 4,540 which was recorded in Financial expense in the unaudited condensed consolidated interim statement of operations. The EIR at March 31, 2023 was 16.44%. The carrying value of the senior secured term loan was USD 110.5 million as of March 31, 2023, of which USD 13.5 million and USD 97.0 million represented the short-term and long-term portion of the liability, respectively.
Pursuant to this Loan Agreement, the Company is subject to a covenant that requires it to maintain a balance at the end of each quarter of at least USD 60.0 million in cash and cash equivalents that are included on the unaudited condensed consolidated interim balance sheet plus an amount equal to any accounts payable that remain unpaid more than ninety days after the date of the original invoice. As of March 31, 2023, the Company was in compliance with this covenant.

14.Convertible loans
On April 24, 2020, the Company entered into a USD 115.0 million Facility Agreement with Deerfield, pursuant to which Deerfield extended a tranche of USD 65.0 million of convertible loans on May 19, 2020 upon completion of the Company’s initial public offering (the “Deerfield First Tranche”) and a tranche of USD 50.0 million of convertible loans on May 17, 2021 after the receipt of regulatory approval for ZYNLONTA (the “Deerfield Second Tranche”).

On August 15, 2022, pursuant to an exchange agreement with Deerfield, Deerfield exchanged USD 115.0 million aggregate principal amount of the Company's senior secured convertible notes for warrants to purchase an aggregate of 4,412,840 common shares, an aggregate of 2,390,297 common shares and cash equal to USD 117.3 million.

As a result of the exchange agreement on August 15, 2022, the Company recognized a loss on extinguishment of USD 42.1 million, which primarily consists of the difference between the aggregate principal amount and carrying value of the convertible loans, exit fee, as well as the unpaid interest payments through the maturity date.

Embedded conversion option derivatives

Prior to the exchange, the Company accounted for the Facility agreement as a loan and embedded conversion option features. The embedded conversion option derivative was marked-to-market while the loan was measured at its amortized cost on a quarterly basis.

The following table summarizes the changes in fair value income of the embedded conversion option derivatives during the three months ended March 31, 2022:

Three months ended March 31,
(in KUSD)	2022
Deerfield First Tranche	9,518
Deerfield Second Tranche - after FDA approval	6,337
Total	15,855

The decrease in fair value of the embedded derivatives was primarily due to a decrease in the fair value of the underlying shares during the three months ended March 31, 2022. These amounts were charged directly to the unaudited condensed consolidated interim statements of operations. See note 8, “Non-operating (expense) income” for further information.

The Company used an independent valuation firm to assist in calculating the fair value of the Deerfield First Tranche and Deerfield Second Tranche of the embedded conversion option derivatives, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuations as of March 31, 2022 was as follows:

Deerfield First Tranche

As of
March 31, 2022
Exercise price at 130% of the IPO price of 19.00, in USD	24.70
Forced conversion price, in USD	67.93
Share price in USD	14.69
Risk-free interest rate	2.4%
Expected volatility	76%
Expected term (months)	37.0 months
Dividend yield	—
Recovery rate	5%
Implied bond yield	10.3%

Deerfield Second Tranche

As of
March 31, 2022
Exercise price in USD	28.07
Forced conversion price, in USD	77.19
Share price in USD	14.69
Risk-free interest rate	2.4%
Expected volatility	76%
Expected term (months)	37.0 months
Dividend yield	—
Recovery rate	5%
Implied bond yield	10.3%

Residual convertible loan

The following table summarizes the interest expense recorded on the convertible loan for the three months ended March 31, 2022:

Three months ended March 31,
(in KUSD)	2022
Deerfield First Tranche	2,219
Deerfield Second Tranche	803
Total	3,022

15.Deerfield warrants
Pursuant to the exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to purchase an aggregate of 4,412,840 common shares. The warrants consist of warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of USD 24.70 per share and warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of USD 28.07 per share. Each warrant is exercisable, on a cash or a cashless basis, at the option of the holder, at any time on or prior to May 19, 2025. The warrants contain customary anti-dilution adjustments and entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis. Each holder also may require the Company to repurchase the warrants for their Black Scholes-based fair value in connection with certain transformative transactions or change of control of the Company that occur prior to their expiration.

The terms of the warrants are reflective of the terms of the embedded conversion option features of the Deerfield Facility Agreement prior to the Exchange Agreement. As a result, the fair value of the warrants was determined to approximate the fair value of the existing embedded conversion option features immediately prior to the consummation of the Exchange Agreement. As such, the warrant obligation was recorded at an initial fair value of KUSD 12,297 on August 15, 2022. Subsequent to issuance, the warrant obligation will be remeasured to fair value at the end of each reporting period.

During the three months ended March 31, 2023, the Company recognized income of KUSD 616 as a result of changes in the fair value of the warrant obligation. The fair value of the warrant obligation as of March 31, 2023 and December 31, 2022 was KUSD 177 and KUSD 793, respectively. The decrease in fair value of the warrant obligation from December 31, 2022 to March 31, 2023 was primarily due to the decrease in the fair value of the underlying shares during that period. These amounts were recorded to Non-operating (expense) income in the unaudited condensed consolidated interim statement of operations. See note 8, "Non-operating (expense) income" for further information.

The Company used an independent valuation firm to assist in calculating the fair value of the Deerfield warrant obligation, using the Black-Scholes option-pricing model. Key inputs for the valuation of the warrant obligation as of March 31, 2023 were as follows:

	As of	As of
	March 31, 2023	December 31, 2022
Exercise price in USD	24.70 and 28.07	24.70 and 28.07
Share price in USD	1.95	3.84
Risk-free interest rate	4.0%	4.3%
Expected volatility	80%	70%
Expected term (months)	25.7 months	28.7 months
Dividend yield	—	—
Black-Scholes value in USD	0.04 and 0.03	0.20 and 0.16

16.Share-based compensation
Equity Incentive Plan 2019
In November 2019, the Company adopted the Equity Incentive Plan 2019. Under the Equity Incentive Plan 2019, the Company may at its discretion grant to plan participants, such as directors, certain employees and service providers, awards in the form of restricted shares and restricted share units (“RSUs”), share options, share appreciation rights, performance awards and other share-based awards. The Company has reserved 17,741,355 common shares for future issuance under the Equity Incentive Plan 2019 (including share-based equity awards granted to date less awards forfeited). As of March 31, 2023, the Company had 857,016 common shares available for the future issuance of share-based equity awards. On March 22, 2023, the Company issued its annual equity award, which was approved by the Compensation Committee of the Board of Directors and consisted of 2,026,341 share options and 538,175 RSUs. As of March 31, 2023, the Company has only granted share options, RSUs and performance awards under the Equity Incentive Plan 2019.
As of March 31, 2023, the cumulative amount recorded as an increase to Other Reserves within equity in the unaudited condensed consolidated interim balance sheet of the Equity Incentive Plan 2019 was KUSD 153,079. The amount of expense for all awards recognized for services received during the three months ended March 31, 2023 and 2022 were KUSD 7,977 and KUSD 13,910, respectively. An amount of KUSD 512 was withheld for tax charges during the three months ended March 31, 2022.
Share Options
Pursuant to the Equity Incentive Plan 2019, the Company may grant share options to its directors, certain employees and service providers working for the benefit of the Company at the time. The exercise price per share option is set by the Company at the fair market value of the underlying common shares on the date of grant, as determined by the Company, which is generally the closing share price of the Company’s common shares traded on the NYSE. The awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term of each share option award granted is ten years. Under the grant, the options may be settled only in common shares of the Company. Therefore, the grants of share options under the Equity Incentive Plan 2019 have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s unaudited condensed consolidated interim statement of operations and a corresponding increase to Other Reserves within equity on the unaudited condensed consolidated interim balance sheet.
The expense recognized for services received during the three months ended March 31, 2023 and 2022 was KUSD 4,781 and KUSD 10,515, respectively.
The following table summarizes the share option awards outstanding as of March 31, 2023:

	Average strike price per share in USD	Number of awards	Weighted average remaining life in years
December 31, 2022	18.30	10,755,494	8.46
Granted	2.50	2,830,741	9.97
Forfeited	19.59	(467,579)	N/A
March 31, 2023	14.19	13,118,656	8.58
Awards outstanding as of March 31, 2023 and December 31, 2022, expire through 2033 and 2032, respectively. The options granted during 2023 include the Company’s annual equity award discussed above. The grant-date fair value of the options relating to the annual equity awards was USD 1.41 per share. As of March 31, 2023, 4,438,080 awards are vested and exercisable out of the total outstanding awards of 13,118,656 common shares. The weighted average strike price and weighted average remaining life for vested and exercisable awards is USD 24.74 and 7.25 years, respectively.

The fair values of the options granted were determined on the date of the grant using the Black-Scholes option-pricing model. The Company used an independent valuation firm to assist in calculating the fair value of the award grants per participant.
The fair values of the options granted during the three months ended March 31, 2023 and 2022 were determined on the date of the grant using the following assumptions:

	Three Months Ended	Three Months Ended
	March 31, 2023	March 31, 2022
Share price, in USD	1.99 - 5.45	14.00 - 19.69
Strike price, in USD	1.99 - 5.45	14.00 - 19.69
Expected volatility, in %	75% to 80%	70%
Award life, in years	6.08	6.08
Expected dividends	—	—
Risk-free interest rate, in %	3.39% - 4.13%	1.46% - 1.73%
The expected volatility was based on the Company’s historical volatility and selected volatility determined by median values observed among other comparable public companies.
The award life is based on the time interval between the date of grant and the date during the ten-year life after which, when making the grant, the Company expected on average that participants would exercise their options.
RSUs
Pursuant to the Equity Incentive Plan 2019, the Company may grant RSUs to its directors, certain employees and service providers working for the benefit of the Company at the time. The awards generally vest annually over a period of three years commencing on the first anniversary of the date of grant. The RSUs may be settled only in common shares of the Company. Therefore, the grants of RSUs under the Equity Incentive Plan 2019 have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s unaudited condensed consolidated interim statement of operations and a corresponding increase to Other Reserves within equity on the unaudited condensed consolidated interim balance sheet.
The expense recognized for services received during the three months ended March 31, 2023 and 2022 was KUSD 3,196 and KUSD 3,395, respectively.

	Number of awards	Weighted average grant date fair value
December 31, 2022	1,585,877	13.26
Granted	839,680	2.11
Vested	(254,891)	19.52
Forfeited	(60,444)	12.22
March 31, 2023	2,110,222	8.10
The RSUs granted during 2023 include the annual equity award discussed above which had a grant date fair value of USD 1.99.

Share-based Compensation Reserves
The movement in the Share-based Compensation Reserves (included in Other reserves within equity) is as follows:

	Three months ended
(in KUSD)	March 31, 2023	March 31, 2022
Equity Incentive Plan 2019 - Share Options	4,781	10,515
Equity Incentive Plan 2019 - RSUs	3,196	3,395
ESPP Expense	97	—
Tax and social charge deductions - Incentive Plan 2019	—	(512)
Total	8,074	13,398

17.Deferred royalty obligation
On August 25, 2021, the Company entered into a royalty purchase agreement with HCR for up to USD 325.0 million of which the Company received gross proceeds of USD 225.0 million during 2021 and is eligible to receive an additional USD 75.0 million upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country.
The table below provides a rollforward of the Company’s debt obligation relating to the royalty purchase agreement.

(in KUSD)
January 1, 2022	225,477
Less: royalty payments	10,998
Plus: interest expense	23,200
Less: cumulative catch-up adjustment, Financial income	15,402
December 31, 2022	222,277
Less: royalty payments	4,885
Plus: interest expense	5,746
Less: cumulative catch-up adjustment, Financial income	129
March 31, 2023	223,009
The Company recorded a liability relating to the initial gross proceeds received less transaction costs. The Company will record additional liabilities upon the receipt of eligible amounts when such contingent events occur. To determine the accretion of the liability related to the deferred royalty obligation, the Company is required to estimate the total amount of future royalty payments and estimated timing of such payment to HCR based on the Company's revenue projections. Based on the Company's initial revenue projections, the Company used an independent valuation firm to assist in determining the total amount of future royalty payments and estimated timing of such payment to HCR using an option pricing Monte Carlo simulation model. The amount ultimately received by the Company will be accreted to the total amount of the royalty payments necessary to extinguish the Company’s obligation under the agreement, which will be recorded as interest expense over the life of the royalty purchase agreement. The estimate of this total interest expense resulted in an EIR of 10%. As royalty payments are made to HCR, the balance of the debt obligation will be effectively repaid over the life of the royalty purchase agreement.
Based on the Company's periodic review, the exact amount and timing of repayment is likely to be different each reporting period as compared to those estimated based on the Company's initial revenue projections. A significant increase or decrease in actual net sales of ZYNLONTA compared to the Company’s revenue projections, and regulatory approval and commercialization of Cami, as well as ZYNLONTA in other indications as well as licensing revenue could change the royalty rate and royalty cap due to HCR, which could materially impact the debt obligation as well as interest expense associated with the royalty purchase agreement. Also, the Company’s total obligation to HCR can vary depending on the achievement of the sales milestones as well as the timing of a change in control event. The Company will periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates it will record a cumulative catch-up adjustment.
Under the cumulative catch-up method, the EIR is not revised when actual or estimated net sales differ from those estimated as of the inception of the debt obligation. Instead, the carrying amount of the debt obligation is adjusted to an amount equal to the present value of the estimated remaining future payments, discounted by using the original EIR, 10%, as of the date on which the estimate changes.

18.Related parties
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. The Company has identified the following related parties and related transactions.
A.T. Holdings II Sàrl (“AT Holdings II”) is a shareholder in the Company. AT Holdings II is in turn ultimately wholly owned by Auven Therapeutics Holdings, L.P. (“ATH”), a limited partnership registered in the British Virgin Islands. ATH’s General Partner is Auven Therapeutics General L.P., which itself is a limited partnership whose General Partner is Auven Therapeutics GP Ltd. The manager of ATH is Auven Therapeutics Management L.L.L.P. (“ATM”). As a result, ATH is considered a related party.
Based on the Company’s contribution and equity interest in Overland ADCT BioPharma, certain of the Company’s employees serve on its board of directors. As a result, Overland ADCT BioPharma is considered a related party.
Services provided by the Company to related parties
The Company provides certain administrative services to three subsidiaries of ATH and provides Overland ADCT BioPharma clinical supply for use in trials and supply for early access programs, the amounts of which have been deemed immaterial.
As contemplated by the license agreement with Overland ADCT BioPharma, Overland ADCT BioPharma has elected to participate in certain of the Company’s global clinical trials, in exchange for which it reimburses the Company for a portion of the cost of those trials. Overland ADCT BioPharma also reimburses the Company for certain expenses in connection with technology transfer and assistance of clinical personnel. During the three months ended March 31, 2023, the Company incurred KUSD 1,066 of clinical trial and service costs to be reimbursed by Overland ADCT BioPharma, which is recorded as a reduction of R&D expenses in the Company’s unaudited condensed consolidated interim statement of operations (three months ended March 31, 2022: KUSD 320).
Related party balances
The Company had a related party receivable balance with Overland ADCT BioPharma of KUSD 1,066 and KUSD 805 as of March 31, 2023 and December 31, 2022, respectively. There was KUSD 20 in trade accounts payable with related parties as of December 31, 2022. There were no trade accounts payable with related parties as of March 31, 2023.
Key management compensation
The compensation of key management is shown below:

	Three months ended March 31,
(in KUSD)	2023	2022
Salaries and other short-term employee costs	3,631	2,144
Pension costs	195	133
Share-based compensation expense	3,644	5,574
Other compensation	38	10
Total	7,508	7,861

19.Loss per share

	Three Months Ended March 31,
(in KUSD, except per share amounts)	2023	2022
Loss attributable to owners	(59,426)	(16,661)
Weighted average number of shares outstanding	80,805,770	76,821,726
Basic and diluted loss per share	(0.74)	(0.22)
For the three months ended March 31, 2023 , basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Equity Incentive Plan 2019, 2022 ESPP and the Company’s warrant agreements, as the effect of including those shares would be anti-dilutive. For the three months ended March 31, 2022, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the 2019 Equity Incentive Plan and the conversion of the principal amount of the convertible loans into the Company’s common shares as the effect of including those shares would be anti-dilutive. See note 16, “Share-based compensation expense,” note 13, “Senior secured term loan facility and warrants,” note 15, “Deerfield warrants” and note 14, “Convertible loans” for further information.
Potentially dilutive securities that were not included in the diluted per share calculations because the effect of including them would be anti-dilutive were as follows:

	Three Months Ended March 31,
	2023	2022
Equity Incentive Plan 2019 - Share Options	13,118,656	7,179,859
Equity Incentive Plan 2019 - RSUs	2,110,222	793,791
Conversion of the principal amount of convertible loans into the Company’s common shares	—	4,412,840
Outstanding warrants	4,940,135	—
	20,169,013	12,386,490
20.Events after the reporting date

The Company has evaluated its subsequent events through May 9, 2023, the date the financial statements were available to be issued, and has concluded that there are no subsequent events requiring disclosure in the unaudited condensed consolidated interim financial statements, other than the item described below.

On March 6, 2023, the Company commenced a tender offer with employees to exchange some or all of their eligible stock options based on a pre-determined exchange ratio for new options as detailed in our Schedule TO filed March 6, 2023 with the Securities and Exchange Commission (the “Exchange Offer”), to, among other things, further align employee incentives with the current market conditions. The Exchange Offer expired on April 3, 2023 and new options were granted on April 4, 2023. Employees holding stock options to purchase 2.2 million common shares, with exercise prices ranging from USD 8.12 per share to USD 48.77 per share, participated in the Exchange Offer, and 0.9 million new options were granted based on the exchange ratios set forth in the Exchange Offer. The new options have an exercise price of USD 2.06 per share, which is equal to the closing price of the Company’s common shares as reported on the NYSE on April 4, 2023. The new options include additional vesting conditions.

Under IFRS 2, the incremental compensation expense of a modified award is measured as the excess of the fair value of each award of new options granted to participants in this Exchange Offer, measured as of the date the new options are granted, over the fair value of the eligible options replaced in exchange for the new options, measured immediately prior to the replacement. The Company utilized a binomial valuation model and determined there was no incremental share-based compensation expense associated with the new options granted under this Exchange Offer. The Company will continue to recognize share-based compensation expense equal to the grant date fair value of the exchanged options.